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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-14096

CUSIP NUMBER:  345458-10-3

(Check One): [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K
             [ X ] Form 10-Q  [   ] Form N-SAR

For Period ended:  September 30, 1995
[     ] Transition Report on Form 10-K
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-Q
[     ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Foreland Corporation
Full Name of Registrant

N/A
Former Name if Applicable

12596 W Bayaud Avenue Suite 300
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80228
City, State and Zip Code


PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
[ X ] day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant encountered unexpected delays in completing the procedure of Edgar conversion and transmission.

(Attach Extra Sheets if Needed)
SEC 1344 (6/93)

PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

N. Thomas Steele                      (303)          988-3122
(Name)                              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months
(or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                         [ X ] Yes       [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ X ] Yes       [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss to be reported for the third quarter of 1995 will be approximately $300,000, which is approximately $952,000 less than the net loss of $1,249,772 reported in the third quarter of 1994. This difference is primarily attributable to a decrease of $261,000 in general and administrative expenses which principally consisted of one-time charges in the third quarter of 1994, a loss of $435,000 reported in the third quarter of 1994 as a loss on the sale of certain properties of the registrant, and a decrease in dry hole and abandonment expenses of approximately $70,000.

Foreland Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 1995            By  /s/ N. Thomas Steele
                                      N. Thomas Steele, President